

[LOGO] KINROSS                                                                          Computershare Trust Company of Canada
       GOLD CORPORATION                                                                      9th Floor, 100 University Avenue
                                                                                                     Toronto, Ontario M5J 2Y1
                                                                                                        www.computershare.com



                                                                                        SECURITY CLASS



                                                                                        HOLDER ACCOUNT NUMBER



                                                                                        Please print in ink. Print in CAPITAL
                                                                                        letters inside the grey areas as shown in
                                                                                        this example.

                                                                                        ---  ---  ---    ---  ---  ---
                                                                                        /A/  /B/  /C/    /1/  /2/  /3/
                                                                                        ---  ---  ---    ---  ---  ---

------------------------------------------------------------------------------------------------------------------------------------
FORM OF PROXY - SPECIAL MEETING TO BE HELD ON NOVEMBER 26, 2004
------------------------------------------------------------------------------------------------------------------------------------

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR
   BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT
   THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN
   RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
VOTING BY MAIL may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
RECEIVE DOCUMENTS ELECTRONICALLY - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.


     TO VOTE USING THE TELEPHONE
      (WITHIN CANANDA AND U.S.)                   TO VOTE USING THE INTERNET            TO RECEIVE DOCUMENTS ELECTRONICALLY

     o Call the toll free number listed           o Go to the following web site:       o You can enrol to receive future
       BELOW from a touch tone telephone.           www.computershare.com/ca/proxy        securityholder communications
       There is NO CHARGE for this call.                                                  electronically, after you vote using the
                                                                                          Internet. If you DON'T vote online, you
                                                                                          can still enrol by visiting
                                                                                          WWW.COMPUTERSHARE.COM - click "Investors"
                                                                                          and then "Electronic Shareholder
                                                                                          Communications".



YOU WILL NEED TO PROVIDE YOUR HOLDER ACCOUNT NUMBER AND PROXY ACCESS NUMBER LISTED BELOW.


      HOLDER ACCOUNT NUMBER                            PROXY ACCESS NUMBER


IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.
Proxies submitted must be received by 4:30 p.m., Eastern Standard Time, on November 24, 2004.


THANK YOU



------------------------------------------------------------------------------------------------------------------------------------
THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.
------------------------------------------------------------------------------------------------------------------------------------

APPOINTMENT OF PROXYHOLDER

I/WE BEING HOLDER(S) OF KINROSS GOLD CORPORATION   OR  PRINT THE NAME OF THE PERSON YOU ARE        ---------------------------------
HEREBY APPOINT:                                        APPOINTING IF THIS PERSON IS SOMEONE OTHER
John E. Oliver, or failing him Shelley M. Riley        THAN THE CHAIRMAN OF THE MEETING.           ---------------------------------


as my/our nominee and proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of
Kinross Gold Corporation to be held at Patty Watt Room, Design Exchange, 234 Bay Street, 3rd Floor, Toronto, ON, M5K 1B2 on Friday,
November 26, 2004 at 10:30 a.m. and at any adjournment thereof.





SPECIAL RESOLUTION

Management recommends a vote FOR the following special resolution. Please read the resolution in full in the accompanying Management
Information Circular.

                                                                                                   FOR    AGAINST

1. To approve an amendment to the Corporation's articles for the purpose of effecting a
   consolidation/deconsolidation of the Corporation's common shares, as more particularly   -->    / /      / /
   described in the Management Information Circular.







AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Signature(s)                                               Date - Day   Month       Year
---------------------------------------                    ---------    ---------   ----------------


---------------------------------------                    ---------    ---------   ----------------

ANNUAL REPORTS

As a registered holder you will receive an annual              Mark this box if you
report. If you DO NOT want to receive an annual        /   /   DO NOT want to
report, please mark the box. If you do not mark the            receive the Annual
box, you will continue to receive an annual report.            Report by mail.


You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.
